EARLY WARNING RELEASE

(Montréal, March 8, 2017) Osisko Gold Royalties Ltd (TSX & NYSE:OR) ("Osisko") announces that it has subscribed for and received from IDM Mining Ltd. (TSXV:IDM) ("IDM") 29,400,000 common shares at a price of $0.17 per share and 41,000,000 flow-through common shares at a price of $0.25 per share (collectively, the "Shares"), in connection with the closing by IDM of its previously announced private placement (the "Private Placement"). The Private Placement was announced on February 22, 2017.

Immediately prior to the closing of the Private Placement, Osisko did not have beneficial ownership of, or control and direction over, any common shares of IDM. Immediately following the closing of the Private Placement, Osisko owns beneficial ownership of, or control and direction over 70,400,000 common shares of IDM, representing approximately 19.9% of IDM’s issued and outstanding common shares. Osisko does not own any other securities of IDM.

Osisko acquired the Shares described in this press release for investment purposes and in accordance with applicable securities laws. Subject to a standstill clause agreed to between IDM and Osisko, which limits Osisko’s ability to acquire additional shares of IDM, Osisko may, from time to time and at any time, with the consent of IDM and under other circumstances described in the standstill clause acquire additional shares and/or other equity, debt or other securities or instruments (collectively, "Securities") of IDM in the open market or otherwise, and reserves the right to dispose of any or all of its Securities in the open market or otherwise at any time and from time to time, and to engage in similar transactions with respect to the Securities, the whole depending on market conditions, the business and prospects of IDM and other relevant factors.

A copy of the early warning report to be filed by Osisko in connection with the Private Placement described above will be available on SEDAR under IDM’s profile. This news release is issued under the early warning provisions of the Canadian securities legislation.

About Osisko Gold Royalties Ltd

Osisko is an intermediate precious metal royalty company focused on the Americas that commenced activities in June 2014. It holds over 50 royalties and streams, including a 5% NSR royalty on the Canadian Malartic Mine (Canada), a 2.0 -3.5% NSR royalty on the Éléonore Mine (Canada) and a silver stream on the Gibraltar Mine (Canada). It maintains a strong financial position with cash resources of $499.2 million at December 31, 2016 and has distributed $30.8 million in dividends to its shareholders during the past nine consecutive quarters. Osisko also owns a portfolio of publicly held resource companies, including a 14.9% interest in Osisko Mining Inc., 13.3% in Falco Resources Ltd., and 16.9% interest in Barkerville Gold Mines Ltd.

Osisko’s head office is located at 1100 avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information please contact, please contact Osisko:

Vincent Metcalfe	Joseph de la Plante
Vice President, Investor Relations	Vice President, Corporate Development
Tel. (514) 940-0670	Tel. (514) 940-0670
vmetcalfe@osiskogr.com	jdelaplante@osiskogr.com